[redacted]

08033135

COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 28 2008

Washington, DC 110

SEC FILE NUMBER
8- 65556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRISTONE CAPITAL (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020, 335 - 8TH AVENUE S.W.
(No. and Street)

CALGARY	ALBERTA	T2P 1C9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL KEHLER 403-303-8653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2700, 205-5TH AVENUE S.W.	CALGARY	ALBERTA	T2P 4B9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL KEHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRISTONE CAPITAL (USA) INC., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SWORN BEFORE ME AT CALGARY IN THE PROVINCE OF ALBERTA THIS 27TH OF NOVEMBER 2008.

Colena Dar
Student-at-Law
A Commiss[illegible]
in and for the Prov[illegible]
My Commiss[illegible]
[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Financial Position
(Expressed in U.S. dollars)

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

September 30, 2008

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tristone Capital (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of Tristone Capital (U.S.A.) Inc. as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tristone Capital (U.S.A.) Inc. as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Canada
November 14, 2008

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Financial Condition

September 30, 2008
(Expressed in U.S. dollars)

	2008
Assets	
Cash and cash equivalents	$ 3,508,784
Receivable from broker dealers and clearing organizations (note 4)	344,491
Due from sister companies (note 3)	87,315
Trade accounts receivable	54,968
Prepaid expenses	9,471
Due from parent company (note 3)	1,347
	$ 4,006,376
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 80,983
Due to customers (note 5)	344,491
	425,474
Stockholder's equity:	
Capital stock:	
Authorized:	
Unlimited common shares, $0.01 par value	
Unlimited preferred shares, $0.01 par value	
Issued and outstanding:	
142,100 common shares	6,515,001
Retained earnings	(2,934,099)
	3,580,902
	$ 4,006,376

See accompanying notes to statement of financial condition.

Tristone Capital (U.S.A.) Inc. (the "Company or TCUSA") was incorporated November 26, 2001 in the state of Delaware of the United States under the name Tristone Capital Advisors (U.S.) Inc. and subsequently changed its name on October 1, 2002 to Tristone Capital (U.S.A) Inc. On September 3, 2002 the Company registered as a broker-dealer in the United States with the Securities and Exchange Commission and became a member of The Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers. On May 25, 2007, the Company changed its jurisdiction of incorporation from Delaware to Alberta, Canada. The Company is a wholly owned subsidiary of Tristone Capital Advisors Inc. (the "Parent"), a Canadian private corporation. During March 2008, the Company's U.S.–domiciled capital markets and investment banking divisions were transferred to an affiliate.

After the transfer, the Company earns commission income for Canadian securities trade execution for U.S. resident institutional clients. The Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

1. Significant accounting policies:

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade basis.

(c) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

1. Significant accounting policies (continued):

(d) Use of estimates:

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature. The following items constitute financial instruments: Cash and cash equivalents, receivable from broker dealers and clearing organizations, amounts due from sister companies, trade accounts receivable, amounts due from parent company, accounts payable and accrued liabilities, and amounts due to customers.

(f) Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over their estimated useful lives. The depreciation rates are as follows:

Assets	Methods	Rate
Computer software	declining balance method	30%
Computer hardware	declining balance method	30%
Furniture and fixtures	declining balance method	30%
Leasehold improvements	straight line	term of lease

(Expressed in U.S. dollars)

2. Restricted cash:

During the year, the Company assigned its rights and obligations under the Fully Disclosed Clearing Agreement with Pershing LLC, a clearing broker which performed certain clearing activities for the Company, to an affiliate. Under the Agreement, the Company was required to hold a deposit of $100,000 with Pershing LLC. On assignment of the Agreement to its affiliate, the Company was relieved of this obligation.

3. Related party transactions:

Under trading services and management agreements, Tristone Capital Inc. ("TCI"), a company under common control, provides the Company with extensive management services which encompasses all of the Company's Canadian-based operating activities except for certain direct expenses including regulatory fees, audit fees and the cost of operations located in the United States. Commission revenue earned from securities transactions effected from the Canadian desk, net of direct trading expenses, are paid by TCI to the Company. Monthly fees are paid to TCI by the Company for management and administrative services related to the Canadian-based operating activities, as mutually agreed upon by both parties from time to time. TCI charged the Company $2,332,061 for management services and overhead expenses relating to the year ended September 30, 2008. The net amount owing from TCI at September 30, 2008 was $61,694.

Pursuant to an intercompany agreement, the Company rents certain fixed assets from its Parent and reimburses its Parent for its share of global costs incurred by the Parent on its behalf. During the year, the Company paid its Parent $18,535 in rent which is included in other operating expenses and $94,474 in management fees. At September 30, 2008 the Company is owed $1,347 in this regard.

Pursuant to an intercompany agreement, the Company reimburses its Ultimate Parent for its share of global costs incurred by the Ultimate Parent on its behalf. During the year, the Company paid its Ultimate Parent $2,318 in management fees. At September 30, 2008 the Company owes $nil in this regard.

On March 10, 2008, TCUSA transferred U.S. equity trading and investment banking operations to Tristone Capital Co. ("TCC"). Existing investment banking contracts were completed within, billed and collected by TCUSA, and any investment banking contracts entered into after March 10, 2008 were executed by TCC. On March 10, 2008, the USD $100,000 deposit with Pershing was transferred from TCUSA to TCC. On March 31, 2008, $144,232 prepaid assets were transferred to TCC at carrying value, which approximated fair value. TCC rented fixed assets from TCUSA from March 10, 2008 until April 25, 2008, at which time all fixed assets and deferred leasehold improvements, in the amounts of $486,389 and $166,499 respectively, were transferred from TCUSA to TCC at their carrying values, which approximated fair value. All amounts owing by

(Expressed in U.S. dollars)

3. Related party transactions (continued):

TCC to TCUSA in exchange for the fair value of net assets transferred were settled by way of cash transfer, and there are no amounts owing in this regard at September 30, 2008. March 2008 U.S.-based expenses were allocated 25% to TCUSA and 75% to TCC. At September 30, 2008, TCC owed TCUSA $23,821 for revenue allocations with TCUSA. Tristone Capital Holdings ("TCH", a sister company) also owed $1,800 to TCUSA for administrative costs paid on TCH"s behalf.

Until the U.S. domiciled business was transferred to an affiliate, the Company executed trades on behalf of Tristone Capital Limited ("TCL"), a sister company incorporated under the laws of the United Kingdom ("U.K."), pursuant to an intercompany agreement, and TCL would execute trades in U.K. securities on behalf of TCUSA. This arrangement was transferred with the other U.S. domiciled operations. At September 30, 2008, TCUSA owes TCL $nil commission for trades referred to TCUSA by TCL. Another intercompany agreement with a sister company, Tristone Capital, LLC ("TCLLC"), a limited liability company formed under the laws of Texas, was transferred, which paid certain overhead expenses on behalf of TCUSA. At September 30, 2008, TCUSA owed TCLLC $nil in this regard.

4. Receivable from broker dealers and clearing organizations:

Amounts receivable from broker dealers and clearing organizations as of September 30, 2008, consist of the following:

	2008
Securities failed to deliver	$ 224,752
Securities failed to receive	119,739
Due from Pershing	-
	$ 344,491

(Expressed in U.S. dollars)

5. Due to customers:

Amounts payable to customers as of September 30, 2008, consist of the following:

	2008
Securities failed to deliver	$ 224,752
Securities failed to receive	119,739
	$ 344,491

6. Clearing agreement:

Pursuant to a brokerage services agreement between the Company and TCI, the Service Agent, all Canadian-based securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through the Service Agent. Until the transfer of the U.S.-domiciled division, all U.S.-based securities transactions of the Company and its customers were introduced and cleared on a fully disclosed basis through Pershing LLC, pursuant to a fully disclosed clearing agreement between the Company and Pershing LLC. This agreement has been transferred by TCUSA to its affiliate. The Company does not hold customer securities or perform custodial functions relating to customer accounts (see note 7).

7. Regulatory net capital requirement and other regulatory requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $3,413,173, which was $3,313,173 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was to 0.13 to 1.

END